Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended June 30,
	2012	2011	2010

Earnings:
Income (loss) before income taxes	$41,239	$26,371	$(18,787)
Unconsolidated affiliates' interests, net	-	-	-
Amortization of capitalized interest	10	10	61
Interest expense and other related financing costs	9,020	11,126	11,924
Interest portion of rent expense (1)	10,335	10,323	11,152
Adjusted earnings	$60,604	$47,830	$4,350

Fixed Charges:
Interest expense and other related financing costs	$9,020	$11,126	$11,924
Interest portion of rent expense (1)	10,335	10,323	11,152
Total fixed charges	$19,355	$21,449	$23,076

Ratio of earnings to fixed charges	3.13	2.23	0.19

(1) One-third of rent expense is considered representative of the interest factor within rent expense